NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL INSTRUMENT NO. 51-102
OF THE CANADIAN SECURITIES ADMINISTRATORS

We hereby provide notice pursuant to Section 4.11 of National Instrument 51-102 of the replacement of Morgan & Company, Chartered Accountants, as the auditor of Rouge Resources Ltd. (the "Company”) and the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, in their place.

We confirm that:

1.	On or about March 24, 2009, Morgan & Company, Chartered Accountants, resigned as auditor of the Company.

2.

There were no reservations contained in the auditor's reports on the annual financial statements of the Company for the two completed fiscal years preceding the date of the resignation of Morgan & Company, Chartered Accountants.

3.

The Company's audit committee and board of directors participated in and approved the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as successor auditor to replace Morgan & Company, Chartered Accountants, following their resignation.

4.

In connection with its audits for the two most recent fiscal years in which Morgan & Company, Chartered Accountants, was auditor, there have been no disagreements with Morgan & Company, Chartered Accountants, on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Morgan & Company, Chartered Accountants, would have caused them to make reference thereto in their report on the financial statement for such years.

5.	In the opinion of the Company no reportable events occurred prior to the resignation from office of Morgan & Company, Chartered Accountants, on or about March 24, 2009.

6.

The Company's board of directors and audit committee have reviewed this notice and the letters of Morgan & Company, Chartered Accountants, and Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, referred to below.

The Company has requested each of Morgan & Company, Chartered Accountants, and Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, to furnish it with letters addressed to the British Columbia Securities Commission and Alberta Securities Commission stating whether or not each agrees with the above statements. Copies of such letters are filed as exhibits hereto.

DATED at Vancouver, British Columbia, this 24th day of March, 2009.

ROUGE RESOURCES LTD.

PER: "Linda Smith"

LINDA SMITH